EXHIBIT 12
                                 PSEG POWER LLC

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                 For the Six
                                                Months Ended                       Years Ended December 31,
                                                -------------   --------------------------------------------------------------
                                                June 30, 2001    2000          1999          1998          1997          1996
                                                -------------   ------        ------        ------        ------        ------
Earnings as Defined in Regulation S-K (A):

Income from Continuing Operations                   $  206      $  313        $  516        $  237        $  195        $  187
Income Taxes (B)                                       140         208           291           156           101           129
Fixed Charges                                          114         210           131           256           269           269
                                                    ------      ------        ------        ------        ------        ------
Earnings                                            $  460      $  731        $  938        $  649        $  565        $  585
                                                    ======      ======        ======        ======        ======        ======

Fixed Charges as Defined in Regulation S-K (C)

Total Interest Expense                              $  114      $  210        $  114        $  223        $  232        $  231
Subsidiaries' Preferred Securities
    Dividend Requirements                              --          --             12            25            26            16
Preferred Stock Dividends                              --          --              3             5             7            13
Adjustment to Preferred Stock Dividends
     to state on a pre-income tax basis                --          --              2             3             4             9
                                                    ------      ------        ------        ------        ------        ------
Total Fixed Charges                                 $  114      $  210        $  131        $  256        $  269        $  269
                                                    ======      ======        ======        ======        ======        ======

Ratio of Earnings to Fixed Charges                    4.04        3.48          7.16          2.54          2.10          2.17
                                                    ======      ======        ======        ======        ======        ======

(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item recorded in 1999.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSEG Power LLC.